TERRA NOVA GOLD CORP.


                                               TSX VENTURE EXCHANGE SYMBOL:  TGC
                                           FRANKFURT STOCK EXCHANGE SYMBOL:  GLT
                                              BERLIN STOCK EXCHANGE SYMBOL:  GLT
                                                              SEPTEMBER 22, 2003



NEWS  RELEASE

Mr. David Patterson, Chairman of Terra Nova Gold Corp. (the "Company") is pleased to announce that mobilization is underway for a 3,000 metre drill program on the Company's advanced stage Cape Ray Gold Project located in southwest Newfoundland. The drill program will focus on two of the known deposits within the Cape Ray Project area, the Big Pond deposit and the Isle aux Morts deposit. Drilling is scheduled to start at Big Pond by the end of the week and will be followed by drilling at Isle aux Morts. The program is expected to last for approximately 2 months.

BIG  POND
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The Big Pond deposit consists of two parallel-plunging mineralized quartz vein shoots within a more widespread mineralized system. Four holes in one of the shoots average 12.8 g/t over 2.3 metres. Three holes in the second shoot average 14.7 g/t over 1.3 metres. The Big Pond shoots have been intersected with widely spaced holes from 25 metres to 120 metres below surface, are open at depth, and require infill drilling. There is also an intersection of 30.0 g/t over 0.2 metres which may be on the edge of a third parallel-plunging mineralized shoot. The upcoming program is designed to better define the known mineralized shoots, identify their down plunge extension, and to investigate the possibility of additional mineralized shoots.

ISLE  AUX  MORTS
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Gold mineralization at Isle aux Morts occurs in metal rich quartz veins, as well as in pyritic sediments. The Company carried out a limited drill program at Isle aux Morts in the fall of 2002. Most of the mineralization encountered is within 40 metres of surface, and is easily accessible by open pit mining methods. During the 2002 program five of the holes were drilled into the known Isle aux Morts deposit, all of which intersected gold mineralization both in quartz veins and pyritic sediments. The best intersection in quartz vein, and the best drill intersection at Isle aux Morts to date, is 17.76 g/t gold over
6.8 metres including 47.22 g/t gold over 2.0 metres. The best intersection in the altered pyritic sediments is 3.74 g/t gold over 8.0 metres.

In August 2003 an IP geophysical survey was carried out over a portion of the Isle aux Morts property by Discovery International Geophysics Inc. Several highly chargeable and resistive targets similar to, but distinct from, the known Isle aux Morts deposit have been identified and will be the focus of the upcoming drilling.

The Company has received support from the Government of Newfoundland & Labrador in the form of two grants totaling $121,079 under its Junior Company Exploration Assistance Program. The grants will partially reimburses expenditures on the upcoming drill program at Big Pond and Isle aux Morts.

The Cape Ray Gold Project is an advanced stage exploration project with four known deposits related to the Cape Ray Fault Zone. The Project has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit;
3)  the  Isle  aux Morts claim group, which contains the Isle aux Morts deposit.

Kerry Sparkes, Director of the Company, is the designated Qualified Person responsible for the exploration program on the property and the person responsible for the technical information in this news release.

                      On behalf of the Board of Directors,
                              TERRA NOVA GOLD CORP.
                                "David Patterson"
                                    Chairman